

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2020

Boris Goldstein
Chairman of the Board and Executive Vice President
Brain Scientific Inc.
67-35 St., B520
Brooklyn, NY 11232

> **Re: Brain Scientific Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed November 25, 2020**
> **File No. 024-11327**

Dear Mr. Goldstein:

We have reviewed your amended offering statement and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Offering Statement on Form 1-A

General

1. Please revise Exhibit 12.1 to provide a binding obligation opinion for the warrants. Refer to Section II.B.1.f of Staff Legal Bulletin No. 19.

       You may contact Franklin Wyman at 202-551-3660 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Arthur Marcus, Esq.